Exhibit 3.1

Form 426 (Revised 05/11) Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 Filing Fee: $15	Resolution Relating to a Series of Shares	This space reserved for office use.

Entity Information

The name of the corporation is:

EXCO Resources, Inc.

State the name of the entity as currently shown in the records of the secretary of state.

The file number issued to the filing entity by the secretary of state is: 12861900

Copy of Resolution

(Please check only one box.)

☐ A copy of a resolution establishing and designating a series of shares is attached.

☐ A copy of a resolution increasing or decreasing the number of shares in an established series is attached.

☒ A copy of a resolution deleting an established series is attached.

☐ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on:

03/10/14

mm/dd/yyyy

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is:

Form 426

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is:

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: 03/25/14

/s/ William L. Boeing
Vice President
Signature and title of authorized officer

Form 426

CANCELLATION OF THE PREFERRED STOCK

WHEREAS, the Board, in consideration of the fact that there are no issued or outstanding shares of Series A-1 7.0% Cumulative Convertible Perpetual Preferred Stock, Series A-2 7.0% Cumulative Convertible Perpetual Preferred Stock, Series B 7.0% Cumulative Convertible Perpetual Preferred Stock, Series C 7.0% Cumulative Convertible Perpetual Preferred Stock, Series A-1 Hybrid Preferred Stock or Series A-2 Hybrid Preferred Stock, Series A Junior Participating Preferred Stock (collectively, the “Preferred Stock”), desires to cancel the Preferred Stock (the “Preferred Stock Cancellation”), thereby resulting in the Company having the Common Stock as its sole issued and outstanding shares of capital stock;

WHEREAS, the Board has determined that it is advisable and in the best interests of the Company to consummate the Preferred Stock Cancellation; now, therefore, be it

RESOLVED, that the Preferred Stock Cancellation is hereby authorized, adopted and approved in all respects and that the appropriate officers of the Company be, and each of them hereby is, authorized, empowered and directed to execute, deliver, acknowledge and file the appropriate documentation to effectuate the Preferred Stock Cancellation (including a Form 426), in the name of and on behalf of the Company, with the Secretary of State of the State of Texas.